United States securities and exchange commission logo





                             April 29, 2020

       Robert Mattacchione
       Chief Executive Officer
       Novo Integrated Sciences, Inc.
       11120 NE 2nd Street, Suite 200
       Bellevue, Washington 98004

                                                        Re: Novo Integrated
Sciences, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed April 2, 2020
                                                            File No. 024-11186

       Dear Mr. Mattacchione:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed April 2, 2020

       Summary, page 3

   1.                                                   Disclosure indicates
that Robert Mattacchione will continue to beneficially own over 50%
                                                        of your common stock
after this offering. Please add disclosure here highlighting that Mr.
                                                        Mattacchione will
continue to control corporate matters after this offering and add a risk factor discussing any
resulting risks to the company and its stockholders.
       Item 6: Use of Proceeds to the Issuer, page 80

   2. Clarify your disclosure to indicate whether your intended use of proceeds takes into account the potential
impacts of COVID-19 that you describe on page 36.
 Robert Mattacchione
FirstName LastNameRobert Mattacchione
Novo Integrated Sciences, Inc.
Comapany NameNovo Integrated Sciences, Inc.
April 29, 2020
Page 29,
April 2 2020 Page 2
FirstName LastName
Business Growth Strategy, page 81

3. You disclose a number of planned business initiatives and opportunities in your business growth strategy section. Please revise to disclose the current developmental status of these initiatives and opportunities, such as the concrete steps you have taken to date, anticipated costs to complete their development, the sources of funding for these anticipated costs and other remaining actions you have to take before launch. For example, you include a significant amount of disclosure about your planned CBD platform and your telemedicine platform, but it is unclear what stage of development these platforms are in and when the platforms are expected to launch.
Item 9: Management's Discussion and Analysis of Financial Condition and Results of Operations
, page 105

4. You disclose on page 36 that as a result of COVID-19 you have closed all corporate clinics effective March 17, 2020. In addition, you are significantly reducing the engagement of your multi-disciplinary primary healthcare services and products with your client patients as provided through contracted services with eldercare facilities and your affiliate clinics. Please disclose more specifically how this has impacted your operating results as compared to the historical periods that you present. That is, clarify the extent to which your revenue has been reduced as a result of the closures and reductions in service.
         Further, clarify how this has impacted your overall liquidity position and outlook, and the course of action you are taking to remedy any liquidity deficiency. Disclose your current working capital position and clarify whether you expect collectability issues with your accounts receivable. Lastly, clarify any potential impacts on impairment of long lived assets, intangible assets and goodwill. For additional guidance, refer to the Division of
         Corporation Finance Disclosure Guidance Topic No. 9 issued March 25, 2020 and Item
         9(b) of Form 1-A.
5. Clarify your disclosure to describe the potential impact that COVID-19 has on your ability to execute your license and joint venture agreements as planned, as well as the other business growth initiatives that you disclose.
Where You Can Find More Information, page 133

6. You disclose here certain reporting requirements for issuers of Tier II offerings. We also note that you appear to have an active reporting obligation pursuant to Section 15(d) of the
         Exchange Act. Please revise this section to clarify whether you intend to continue to provide reports pursuant to Section 15(d) and whether you will satisfy your Regulation A reporting requirements with the filing of these reports. Consider Rule 257(b)(6) of
         Regulation A.
 Robert Mattacchione
FirstName LastNameRobert Mattacchione
Novo Integrated Sciences, Inc.
Comapany NameNovo Integrated Sciences, Inc.
April 29, 2020
April 3 2020 Page 3
Page 29,
FirstName LastName
General

7. Section 22(a) of your amended and restated articles of incorporation contains a forum selection provision that designates a state or federal court located within the state of
         Nevada as the exclusive forum for certain types of actions, including any "derivative"
         action. Please revise to clearly and prominently describe the provision, including whether it applies to claims arising under the U.S. federal securities laws. To the extent this provision applies to claims arising under the Exchange Act, please be advised that Section
         27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Additionally, please revise to describe any risks or impacts on investors and any uncertainty about the enforceability of this provision.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Laura Anthony, Esq.